Exhibit 99.1

NIO Inc. Provides April 2022 Delivery Update

●	NIO delivered 5,074 vehicles in April 2022

●	NIO delivered 30,842 vehicles year-to-date in 2022, increasing by 13.5% year-over-year

●	Cumulative deliveries of vehicles as of April 30, 2022 reached 197,912

SHANGHAI, China, May 01, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO; HKEX: 9866), a pioneer and a leading company in the premium smart electric vehicle market, today announced its April 2022 delivery results.

NIO delivered 5,074 vehicles in April 2022. The deliveries consisted of 4,381 premium smart electric SUVs, including 1,251 ES8s, 1,878 ES6s and 1,252 EC6s, and 693 ET7s, the Company’s flagship premium smart electric sedan. As of April 30, 2022, cumulative deliveries reached 197,912 vehicles.

In late March and April 2022, the Company’s vehicle production and delivery have been impacted by the supply chain volatilities and other constraints caused by a new wave of the COVID-19 outbreaks in certain regions in China. The vehicle production has been recovering gradually. The Company will closely monitor the situation and its impact to the Company’s business and financial conditions, and continue to work with its supply chain partners to accelerate the recovery of production to its full capacity.

On April 29, 2022, the first batch of tooling trial builds of the ET5 rolled off the production line at the new manufacturing plant at NeoPark in Hefei. The Company expects to start delivery of the ET5 in September 2022.

First NIO ET5 tooling trial builds rolled off the production line.

NIO is committed to environmental protection and sustainability. In April 2022, the Company joined hands with the World Wide Fund for Nature in Clean Parks, an ecosystem co-construction initiative launched by NIO in 2021. The two parties will jointly establish a clean and low-carbon energy circulation system in national parks and nature reserves.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, and began deliveries of the ET7 in March 2022. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9a0e605a-fc51-4733-a648-445608a679f1

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